INTELLIGENT LIVING CORP.

2323 Quebec Street, Suite 221

Vancouver, B.C. Canada V5T 4S7

May 7, 2008

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Intelligent Living Corp.

SEC Comment Letter dated March 28, 2008

Preliminary Information Statement on Schedule 14C

File No. 0-25335

Dear Sir/Madam:

We are submitting herein the responses of Intelligent Living Corp. (the “Company”) to the comments set forth in your comment letter dated March 28, 2008 on the captioned filing (the “Preliminary Information Statement”) under the Securities Exchange Act of 1934, as amended.

Following the Commission’s review of this correspondence and advice as to whether the tables included in this letter in response to Comments #’s 5 and 6 should be included in an amended Preliminary Information Statement on Schedule 14C (the “Amended Preliminary Information Statement”), the Company will file the Amended Preliminary Information Statement.

General

1. Outstanding Accounting Comments. The Company’s response to the outstanding comments on its Form 10-KSB for its fiscal year ended May 31, 2005 were filed as correspondence on May 7, 2008.

2. Material Documents Governing Convertible Debt. The material agreements governing the issuance and terms of the convertible debt referred to in the Preliminary Information Statement were filed as exhibits to the Company’s Current Report on Form 8-K, filed January 13, 2006.

3.  Page Numbers. The Amended Preliminary Information Statement will be paginated.

4.  Clarification of Principal Shareholders Table. The principal shareholders table in the Preliminary Information Statement as filed reflects the beneficial ownership by the stockholders shown of shares each stockholder has the right to acquire within 60 days.  This will be clarified in the Amended Preliminary Information Statement.

Amendment to Our Company’s Articles

Increase in Authorized Common Stock

5.

Payments Table for 2005 Convertible Debentures. The following table would set forth the information called for with respect to payments in connection with the 2005 Convertible Debentures in response to Comment #5:

Payments and Net Proceeds in Connection with 2005 Convertible Debentures

Offering	Gross Proceeds of Offering	Payments to Placement Agent	Payments to Others	Net Proceeds to Company from Offering
2005 Convertible Note Financing	$605,000	$72,150	$58,000	$474,850

6. Conversion Discount Table for 2005 Convertible Debentures.  The following table would set forth the information called for with respect to conversion discounts and possible profits in connection with the 2005 Convertible Debentures in response to Comment #5:

Possible Conversion Discounts and Total Possible Profit That May be Received by Holders of 2005 Convertible Debentures

Market Price per Share of the Common Stock Underlying the convertible Notes on the Initial Date of Sale (December 5, 2005)	Conversion Price per Share of Underlying Common Stock as of December 5, 2005	Total Possible Number of Shares of Common Stock Underlying Convertible Notes (Assuming no interest payments and complete conversion throughout term of note) (2)	Combined Market Price of Total Number of Shares Underlying Convertible Notes (1)	Total Possible Shares the Holders of the Convertible Notes may receive and Combined Conversion Price of Total Number of Shares of Common Stock Underlying the Convertible Notes (2) (3)	Total Possible Discount to Market Price as of the Date of Sale of the Convertible Notes (2)	Combined Total Possible Profit to be Realized as a Result of Discounts on the Conversion Price of Common Stock Underlying Convertible Debentures (2)
$0.045	$0.034	17,925,926 Shs.	$806,667	20,338,044 Shs. $686,409	$228,803	$228,803

(1)

Based on the closing price for the Company’s Common Stock on December 5, 2005 of $0.045per share. The holders of the Convertible Debentures are entitled to, at any time or from time to time, on or after the date that is six (6) months from the Date of Issuance of the Debentures, convert the outstanding principal of and unpaid interest on the Debentures into shares of Common Stock, at a conversion price for each share of Common Stock (the “Conversion Price") equal to 75% of the lowest closing bid price per share (as reported by Bloomberg, LP) of the Company's Common Stock for the fifteen (15) Trading Days immediately preceding the date of conversion.

(2)

Based on the closing price for the Company’s Common Stock on December 5, 2005, applying the 25% discount.

(3)

Includes total principal plus accrued interest through to April 30, 2008

7&8. Conversion Discount and Combined Discount and Possible Profit Tables for Other Derivative Securities. The Company has no other outstanding classes of derivative securities that were issued or are convertible at a potential discount from market. The convertible debt held by the two major shareholders, Michael F. Holloran and Thomas Simons, to the extent that such debt is convertible at the market price at the time of conversion, was not issued at a discount conversion price and is not convertible at any discount.

The undersigned Michael F. Holloran, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

/s/ Michael F. Holloran

Michael F. Holloran

Chief Executive Officer

Intelligent Living Corp.